Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
United States: Total Obtains 20 Deepwater Gulf of Mexico Blocks
Paris, August 24, 2006 — Total announces that its wholly owned subsidiary, Total E&P USA Inc., was the high bidder on 20 deepwater exploration blocks in the Western Gulf of Mexico Lease Sale 200. Total E&P USA Inc. will operate these blocks with a 100% working interest. Award of these blocks is subject to final approval by the Minerals Management Service.
Total E&P USA Inc. obtained 7 blocks in the Keathley Canyon area and 13 blocks in the Garden Banks area, each deepwater block spans 5,760 acres.
The acquisition of these blocks is in accordance with the company’s strategy in the Gulf of Mexico of focusing exploration efforts on prospects with high long-term potential.
About Total E&P in the United States:
Total has been present in the United States since 1957. In 2005, the Group’s average production was 41,000 barrels of oil equivalent per day. Half of the 2005 production comes from the four deep-offshore fields in the Gulf of Mexico: Virgo (64%, operator), Aconcagua (50%, operator), Camden Hills (16.7%) and Matterhorn (100%, operator).
In early 2006 Total finalized an agreement to exchange four onshore fields in southern Texas for a 17% stake in the deep-offshore Tahiti field in the Gulf of Mexico. Tahiti is scheduled to come on stream in 2008 with a production capacity of 125 thousand barrels per day of oil and 70 million cubic feet per day of natural gas.
Since the beginning of the year Total has also announced two successful drilling results in the Gulf of Mexico with the Alaminos Canyon Block 856 No. 1 and No. 2 wells.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com